

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

October 24, 2017

<u>Via E-mail</u>
Mr. Ilias Konstantopoulos
Chief Financial Officer
Granite Real Estate Investment Trust
77 King Street West, Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario M5K1H1

> **Re: Granite Real Estate Investment Trust
> Granite REIT Inc.
> Form 40-F
> Filed March 2, 2017
> File No. 001-35771 and 001-35772**

Dear Mr. Konstantopoulos:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities